UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)


                              dreamlife, inc.
                            (formerly GHS, INC.)
                    -----------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
                    -----------------------------------
                       (Title of Class of Securities)


                                 379333107
                            --------------------
                              (CUSIP Number)

                                David J. Roy
                              330 South Street
                               P.O. Box 1975
                     Morristown, New Jersey 07962-1975
                               (973) 290-2330
                    -----------------------------------

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             September 25, 2001
                    -----------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 379333107                 Page 2 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    CYL Development Holdings, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       4,850,000 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    4,850,000 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,850,000 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%

14  TYPE OF REPORTING PERSON*

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 379333107                 Page 3 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Kurt T. Borowsky

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       4,850,000 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,850,000 Shares

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,850,000 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No.379333107                 Page 4 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    David J. Roy

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       4,850,000 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,850,000 Shares

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,850,000 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.6%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 to the Schedule 13D originally filed by CYL Development Holdings, LLC ("CDH"), a New Jersey limited liability company, Kurt T. Borowsky, and David J. Roy (the "Reporting Persons") on June 7, 1999, as amended December 29, 1999, April 26, 2001, and July 26, 2001, relating to shares of dreamlife, inc. (formerly GHS, Inc.) (the "Company") is being filed to disclose the grant of options covering 100,000 shares of Common Stock owned by the Reporting Persons.

ITEM 1.  SECURITY AND ISSUER

         Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

         Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION

         Unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended by adding the following:

         On September 25, 2001 CDH granted Charles D. Peebler, Jr., a director of the Company, options to acquire 100,000 shares of Common Stock at $1 per share. The terms of the options are more fully described in the Option Agreement, which is attached as an Exhibit hereto.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         The following exhibit is added:

         1. Option Agreement, dated September 25, 2001, between CDH and Charles D. Peebler, Jr.

                                 SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        CYL Development Holdings, LLC,
                                        a New Jersey limited liability company


Dated:    October 10, 2001              By:  /s/ David J. Roy
                                             -----------------------------
                                             David J. Roy, Manager



Dated:    October 10, 2001                   /s/ Kurt T. Borowsky
                                             -----------------------------
                                             Kurt T. Borowsky



Dated:    October 10, 2001                   /s/ David J. Roy
                                             -----------------------------
                                             David J. Roy